UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

December 21, 2012

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda–ku, Tokyo
(Code Number: 8411 TSE, OSE 1st Sec.)

Review of Group Capital Structure and Transformation into New Group Management Structure

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG” or the “Company”) hereby announces that it has determined, at its meeting of the board of directors held today, to turn Mizuho Securities Co., Ltd. (President & CEO: Hiroshi Motoyama) (“MHSC”), a consolidated subsidiary of the Company, into a directly-held subsidiary of the Company (hereinafter such change to MHSC shall be referred to as the “Change”) and to conduct a transformation (the “Transformation”) into a new group management structure, which enables each business strategy promotion unit to pursue planning and promotion of a group-wide strategy across the banking, trust and securities functions and other business areas (“Across the Banking, Trust and Securities Functions”), on the assumption that the Change and the Transformation will have been approved at the general meeting of shareholders of each of Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”), and among other things, filings will be made to, and permission will be obtained from, the relevant authorities in Japan and any foreign countries, as described below.

1.	Background and Purposes

Mizuho, as the only financial group in Japan with banks, trust banks and securities companies under one umbrella, aims to further improve customer convenience by establishing a new corporate structure and corporate governance structure, with which it will be able to utilize the functions it possesses most effectively.

As a core part of the establishment of the most effective and advanced group management structure, as announced on March 30, 2012 in the release titled “Determination of Effective Date of Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.,” MHBK and MHCB are scheduled to conduct a merger with the effective date of July 1, 2013 on the assumption that filings will be made to and permission will be obtained from the relevant authorities in Japan and any foreign countries, and as announced on May 15, 2012 in the immediate release titled “Signing of Merger Agreement between Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd.,” MHSC and Mizuho Investors Securities Co., Ltd. (President & CEO: Katsuyoshi Ejima) (“MHIS”) are scheduled to conduct a merger with the effective date of January 4, 2013 on the assumption that filings will be made to and permission will be obtained from the relevant authorities in Japan and any foreign countries.

The Change and the Transformation are intended to further promote the establishment of the most effective and advanced group management structure, and the Company will plan and promote its group strategy more promptly and comprehensively, thereby enhancing the group strategy Across the Banking, Trust and Securities Functions and its tackling of common group issues as well as strengthen group governance and improve group management efficiency. MHFG will announce the details, etc., of the structure as soon as they are determined.

2.	Details of the Change

(1)	Outline of the Changes to Consolidated Subsidiary

As stated in Section 1 above, MHSC is planning to conduct an absorption-type merger (the “Merger of Securities Companies”) on January 4, 2013 as the effective date with MHIS, whereby MHSC will be the surviving company and MHIS will be the dissolving company, and MHSC, the surviving company as the result of the Change, will become a direct consolidated subsidiary of the Company after the Merger of Securities Companies becomes effective.

(1) Name	MHSC	MHIS

(2) Location	1-5-1 Otemachi, Chiyoda-ku, Tokyo	2-10-30 Nihonbashikakigaracho, Chuo-ku, Tokyo

(3) Name and Title of Representative	President & CEO: Hiroshi Motoyama	President & CEO: Katsuyoshi Ejima

(4) Purpose of Main Business	Financial instruments business	Financial instruments business

(5) Capital (consolidated) (as of September 30, 2012)	¥125,167 million	¥80,288 million

(6) Date of Establishment	July 16, 1917	December 14, 1922

(7) Number of Issued Shares (as of September 30, 2012)	1,584,312,962 shares (common stock)	1,230,827,688 shares (common stock)

(8) Fiscal Year End	March 31	March 31

(9) Number of Employees (as of March 31, 2012)	(Consolidated) 7,187 (Unconsolidated) 5,319	(Consolidated) 2,240 (Unconsolidated) 2,203

(10) Major Shareholder and Ratio of Shareholding (as of September 30, 2012)	MHCB 94.66% The Norinchukin Bank 5.34%	MHBK 100.00%

(2)	Outline of Parties from which Shares will be Acquired

MHBK

Name	MHBK
Name and Title of Representative	President & CEO: Takashi Tsukamoto
Location	1-1-5 Uchisaiwaicho, Chiyoda-ku, Tokyo
Purpose of Main Business	Bank business
Capital	¥700,000 million (as of September 30, 2012)
Date of Establishment	June 7, 1897
Relation to the Company	A wholly-owned subsidiary of the Company
Number of Shares Held	430,789,690 shares (The number of shares of MHSC to be held after the Merger of Securities Companies)
MHCB

Name	MHCB
Name and Title of Representative	President & CEO: Yasuhiro Sato
Location	1-3-3 Marunouchi, Chiyoda-ku, Tokyo
Purpose of Main Business	Bank business
Capital	¥1,404,065 million (as of September 30, 2012)
Date of Establishment	May 7, 1923
Relation to the Company	A wholly-owned subsidiary of the Company
Number of Shares Held	1,499,710,650 shares (The number of shares of MHSC to be held after the Merger of Securities Companies)

(3)	Method of Change

The Change will be conducted after the Merger of Securities Companies becomes effective, whereby MHBK and MHCB, each a wholly-owned subsidiary of the Company, will distribute to the Company all of the shares of MHSC (the surviving company after the Merger of Securities Companies) that are held by each of MHBK and MHCB as a dividend in kind.

(4)	Number of Shares to be Acquired, Acquisition Price and Status of Shares Held prior to, or to be Held after, Acquisition (The numbers stated below shall be the number of shares of MHSC to be held after the Merger of Securities Companies)

Number of shares held prior to the Change	0 shares (Shareholding ratio: 0.00%)
Number of shares to be acquired	1,930,500,340 shares
Number of shares to be held after the Change	1,930,500,340 shares (Shareholding ratio: 95.80%)

(5)	Schedule

The Change is planned to be conducted in the first half of fiscal year of 2013 on the assumption that the Change will have been approved at the general meeting of shareholders of each of MHBK and MHCB and, among other things, filings will be made to, and permission will be obtained from, the relevant authorities in Japan and any relevant foreign countries.

(6)	Outlook

The Change will not change the earnings estimates for the Company for the fiscal year ending March 31, 2013.

(Appendix)

Exhibit “Group Structure”

[End of Document]

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Public Relations
Office
Tel: 81-3-5224-2026

Exhibit

This press release contains forward-looking statements, including estimates and plans. Such forward-looking statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions and do not represent any guarantee of future performance.

We may not be successful in implementing our business strategies, and management may fail to achieve its estimates, for a wide range of possible reasons, including, without limitation, those included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in MHFG’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission ( “ SEC ” ) which is available in the Financial Information section of MHFG’s web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.